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                              February 18, 2021

       A. Lanham Napier
       Co-Chief Executive Officer
       Build Acquisition Corp.
       3500 Jefferson, Suite 303
       Austin, Texas 78731

                                                        Re: Build Acquisition
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
22, 2021
                                                            CIK No. 0001838666

       Dear Mr. Napier:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Stockholders May Not Have the Ability to Approve Our Initial Business Combination, page 108

   1. Please clarify how you will notify your public stockholders that you intend to enter into an initial business
combination.
       Manner of Conducting Redemptions, page 111

   2. Please clarify whether public stockholders must vote against the initial business combination in order to
redeem their shares.
 A. Lanham Napier
FirstName LastNameA.
Build Acquisition Corp. Lanham Napier
Comapany18,
February  NameBuild
            2021      Acquisition Corp.
February
Page 2 18, 2021 Page 2
FirstName LastName
Proposed Business
Tendering Stock Certificates in Connection with a Tender Offer or Redemption Rights, page 113

3. You state at the end of this section that you may try to complete a business combination until 24 months from the closing of the offering or during any Extension Period. Please disclose how long you can extend the time period for completing an initial public offering, whether you need stockholder approval for the extension and whether stockholders will have the right to redeem their shares prior to any extension.
       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology